                                                                    EXHIBIT 12.1

               HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

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
                                                                       PROFORMA
                                                                      YEAR ENDED
                                   YEAR ENDED MARCH 31,                MARCH 31
                          ------------------------------------------  ----------
                          1992    1993     1994     1995      1996       1996
                          -----  -------  -------  -------  --------  ----------
Loss before Income
 Taxes, Equity in Net
 Loss of Joint Ventures
 and Cumulative Effect
 of Change in Accounting
 Principle..............  $(213) $  (881) $(4,294) $(5,922) $ (9,525)  $(31,233)
Add:
Equity in Net Loss of
 Joint Ventures.........     --     (194)    (528)  (1,799)   (4,292)    (4,292)
Fixed Charges, Excluding
 Capitalized Interest...     --       --    2,164    3,321     6,088     27,796
                          -----  -------  -------  -------  --------   --------
Net Earnings (Loss)
 Available for Fixed
 Charges................  $(213) $(1,075) $(2,658) $(4,400) $ (7,729)  $ (7,729)
Fixed Charges
 Interest Expense.......  $  --  $    --  $ 2,164  $ 3,321  $  6,088   $ 27,796
                          -----  -------  -------  -------  --------   --------
Total Fixed Charges.....  $  --  $    --  $ 2,164  $ 3,321  $  6,088   $ 27,796
                          -----  -------  -------  -------  --------   --------
Ratio of Earnings to
 Fixed Charges..........     --       --       --       --        --         --
Deficiency in Earnings
 Required to Cover Fixed
 Charges................  $(213) $(1,075) $(4,822) $(7,721) $(13,817)  $(35,525)
                          =====  =======  =======  =======  ========   ========
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